UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2020

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

No.2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, People’s Republic of China, 100176

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form 6-K to report that effective as of July 7, 2020, pursuant to the resolutions of the Board of Directors of the Company (the “Board”), Mr. Baiqing Shao was removed from his positions as the Company’s Chief Executive Officer, director and Chairman of the Board. Ms. Li Qiao, current director of the Company, was elected as the Chairman of the Board and Mr. Chit Nim (Colin) Sung, current director and Chair of the Audit Committee Board, was elected as the Chief Executive Officer of the Company. In connection with his appointment as the Company’s Chief Executive Officer, Mr. Chit Nim (Colin) Sung resigned from his positions as a member and chair of the Audit Committee and a member of each of the Compensation Committee and the Nominating Committee. With the above changes, the Board currently consists of four members, Ms. Li Qiao, Mr. Chit Nim (Colin) Sung, Ms. Jerry Zhang and Mr. Jianyun Chai, while Ms. Jerry Zhang and Mr. Jianyun Chai are considered independent directors under Nasdaq Listing Rule 5605. The Board intends to appoint a new independent director as soon as practicable.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-170811 and 333-208615) and on Form F-3 (Registration Numbers 333-208631 and 333-230768) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Chit Nim (Colin) Sung
Chit Nim (Colin) Sung
Chief Executive Officer

Date: July 7, 2020